2003 Stockholder Meeting



First Sentinel

GROUNDED IN TRADITION, POSITIONED FOR THE FUTURE

This presentation contains statements that are forward looking in nature, such as references to strategic initiatives and growth plans. Forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated due to a large number of factors. Please refer to First Sentinel's 10-K and 10-Qs for a discussion of these risks.

Quality asset growth


$1,855
$1,905
$1,969
$2,139
$2,257
1998
1999
2000
2001
2002

Total Assets at December 31

Prepayments hit record highs in 2002, forcing reinvestment in mortgage-backed and investment securities


Other
2%
Cash/Fed Funds
3%
FF&E
1%
Investments
6%
Loans
53%
MBS
35%

Asset Mix @ 12/31/02

Despite record originations, the portfolio decreased as loan production was outweighed by refinances and prepayments


$855
$1,016
$1,185
$1,243
$1,201
1998
1999
2000
2001
2002
Loans Receivable at December 31

The loan portfolio mix has maintained its low-risk profile


Comm RE/Multi-
family
15%
Other
1%
Home Equity
9%
Construction
6%
Single-family
69%

Loans receivable @ 12/31/02

Historically low interest rates contributed to record originations



Multi-family/Other
1.6%
Loan Purchases
4.2%
First Mtges
50.8%
Comm RE
8.3%
Construction
14.6%
Home Equity
20.5%
Loan Originations - 2002

Adhering to our underwriting standards



$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Non - Performing Loans (thousands)
800%
700%
600%
500%
400%
300%
200%
100%
0%
Reserves / Non - Performing Loans
223%
410%
517%
699%
727%
1998
1999
2000
2001
2002

Prepayments pressured yields on MBS as interest rates declined


CMOs
15.4%
20/30yr Fxd
9.1%
15yr Fxd
3.9%
10yr Fxd
2.4%
Balloons
2.9%
ARMs
66.3%

Mortgage-backed Securities @ 12/31/2002

Reinvestment risk was, and continues to be, a challenge in these uncertain economic times


Trust Preferreds
12.0%
Equities
1.7%
US Gov't/Agencies
48.1%
Corporates
27.7%
Muni's/CRA
10.5%

Investments @ December 31, 2002

The Company has an internal borrowing limit of 30% of assets


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
(Millions)
1998
1999
2000
2001
2002
Borrowings
Deposits

Core deposits as a percentage of total deposits accelerated during 2002



Deposits @ December 31
(Millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
1998
1999
2000
2001
2002
Core Deposits
Certificates

Core deposits increased as we shifted our focus on commercial account growth


Non-interest
bearing
5.1%
Checking
9.6%
CDs
43.4%
Money Market
26.5%
Savings
15.3%

Deposits at 12/31/2002

Record 2002 earnings negatively impacted by loan loss provision and WorldCom bonds



Net Income / Diluted Earnings per Share
Net Income (thousands)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Earnings per Share
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
0.46
0.59
0.68
0.82
0.89
1998
1999
2000
2001
2002

Company return on average assets consistently exceeds peers


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.12%
1.25%
1.17%
1.25%
1.17%
1998
1999
2000
2001
2002
First Sentinel
Thrifts $1B-$5B
Mid Atlantic Thrifts

Source: SNL Financial

Return on average equity improves as capital strategies are deployed


12.00%
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
7.41%
7.99%
10.17%
11.09%
11.39%
1998
1999
2000
2001
2002
First Sentinel
Thrifts converted in '98 (Median)
Mid Atlantic Thrifts

Source: SNL Financial

Maintaining control of expenses continues to be a focus of management



Efficiency Ratio @ December 31
62.1%
64.4%
65.0%
62.6%
62.4%
43.4%
40.0%
40.4%
41.0%
39.2%
1998
1999
2000
2001
2002
First Sentinel
Mid Atlantic Thrifts (Median)

Source: SNL Financial

Relative Stock Price Performance



Indexed Price
160%
140%
120%
100%
80%
60%
40%
4/14/98
11/3/98
5/25/99
12/14/99
7/4/00
1/23/01
8/14/01
3/5/02
9/24/02
4/15/03
FSLA: 40.9%
LB Thrift Index: 28.2%
LB Small Cap Index: -8.4%
S&P 500: -20.4%

	5 Year Return	3 Year Return	1 Year Return	YTD Return
FSLA	40.9 %	34.9 %	5.3 %	2.8 %
LB Thrift Index	28.2	15.5	0.3	4.7
LB Small-Cap Index	(8.4)	2.9	(17.6)	(4.7)
S&P 500	(20.4)	(24.7)	(19.2)	1.2

LB Thrift Index includes: AF, BBX, CFB, DCOM, FBBC, FBC, FED, GDW, GPT, HCBK, ICBC, MAFB, NYCB, PBCT, RSLN, SIB, WBST, WFSL and WM.
LB Small-Cap Bank Index includes: ASBC, BOH, CBSH, CFR, CHZ, CNB, FCF, FMBI, FMER, GBBK, HIB, MRBK, PFGI, SIVB, SKYF, SWBT, VLY and WABC.

LB – Lehman Bros.

Cash dividend increased 26.6% in 2002 and 10.5% in February 2003



$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Dividends per share
Dividend per Share
Payout ratio
$0.15
$0.37
$0.24
$0.30
$0.36
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Payout ratio
1998
1999
2000
2001
2002

1999 includes special, one-time $0.15 cash dividend

Despite margin compression, earnings per share increased from last year

(Dollars in thousands)	Quarter Ended March 31, 2003	Quarter Ended March 31, 2002
Net income	$6,550	$6,601
Diluted earnings per share	$0.24	$0.22
Return on average equity	11.98%	11.43%
Return on average assets	1.16%	1.22%
Total assets	$2,291,231	$2,194,261
Total deposits	$1,406,077	$1,351,494
Asset Quality		
Non-performing assets	$1,419	$1,979
Allowance to total loans	1.04%	1.03%

Business Strategies for 2003 & Beyond

- ✓ Branch expansion – 4 new locations over next three years
- ✓ Growth of loan portfolio with concentration in commercial real estate lending
- ✓ Continued product development to grow core deposits and reduce wholesale borrowings
- ✓ Expansion of net interest margin
- ✓ Fee income improvement

Capital Management Strategy

- ➔ Repurchased 2.6 million shares of FSLA at an average cost of $13.82 per share during 2002
- ➔ Completed sixth Stock Repurchase Program and started seventh in February 2003
- ➔ Increased cash dividend 10.5% to $0.105 per share in February 2003
- ➔ Reviewing opportunities within financial services arena that are earnings and/or market accretive

Central Jersey Focused Franchise


UNION
SOMERSET
MIDDLESEX
MONMOUTH
MERCER


NEW YORK
PENNSYLVANIA
NEW JERSEY
ATLANTIC OCEAN
DELAWARE
MARYLAND

★ Possible de novo branches

Corporate Governance






LEDGER





The Future













First Sentinel

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